FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company dated December 13, 2023 titled “Performance Shipping Inc. Announces Completion of Sale and Delivery of 2007 Built M/T P. Kikuma to New Owners.”

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company dated December 18, 2023 titled “Performance Shipping Inc. Announces Full Prepayment of Piraeus Bank S.A. Loans and Significant Reduction of Finance Costs.”

Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company dated December 20, 2023 titled “Performance Shipping Inc. Signs Shipbuilding Contracts for the Construction of 2 Newbuilding LNG-Ready Scrubber Fitted Tier III LR2 Tankers.”

Attached to this Report as Exhibit 99.4 is a copy of the press release of the Company dated December 21, 2023 titled “Performance Shipping Inc. Secures Two Year Time Charter Contract with Oil Major at US$37,200 per day.”

The information contained in this Report on Form 6-K, excluding the statements in Exhibit 99.3 and 99.4 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: December 21, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer